QUANTITATIVE ALPHA TRADING INC. STRENGTHENED BY NEW BOARD OF DIRECTORS, MANAGEMENT

Proprietary trading technology firm accelerates commercialization of trading systems with addition of proven international board, top-tier leadership and financial backing

March 31, 2011 (Toronto) – Canadian-based technology firm Quantitative Alpha Trading Inc. (QAT)

[formerly RTN Stealth Software Inc. (RTN)] announced today a series of changes that will assist the development and rollout of its exclusive proprietary trading.

The measures, which were unanimously approved at the company’s annual general meeting held on

March 30, 2011 in Toronto, will allow QAT to advance both its current technology and its proprietary software offerings.

Todd Halpern, Chairman of QAT, announced the appointment of a new board of directors made up of eminent investment, banking, trading and distribution professionals, who collectively bring substantial experience and expertise related to capital markets, technology and trading.

Joining the Board of Directors are:

      Richard Schaeffer, New York-based former chairman of NYMEX Holdings, Inc. and the New York

Mercantile Exchange, Inc. Mr. Schaeffer has also served as a director for the Montreal Stock

Exchange and the leading Norwegian financial derivatives exchange, IMAREX;

      Edward Milstein, New York-based co-Chairman of both Milstein Brothers Capital Partners and of $9 billion Emigrant Savings Bank;

      Jim McGovern, CEO of Toronto-based Arrow Hedge Partners, a $1 billion-plus alternative asset management specialist firm;

      Alfred Apps, senior counsel with international law firm Fasken Martineau DuMoulin LLP based in

Toronto;

      John Gibson, CEO and a founder of Integral Wealth Securities Limited, a national securities dealer headquartered in Toronto;

      Simon Posen, a New York-based former independent NYMEX trader who specialized as a market maker in the Natural Gas market. He also ran the trading floor operations for Mitsui USA.

      Alan Ralph FCA, a Toronto-based retired partner with Deloitte & Touche LLP who specialized in audit engagements for publicly traded and owner managed enterprises.

(For more comprehensive biographical information on the Board of Directors please refer to the company’s Web site at www.QATInc.com.)

Concurrent with coming onto the board, the directors, as well as Mr. Halpern, have made a significant investment in the capital of the company. (For additional financial detail, please refer to  an accompanying press release also issued by QAT.)

In addition to the new directors, QAT announced a new management team comprised of:

      Jim McGovern, who will serve as the company’s CEO;

      Dr. Alex Bogdan PhD, founder of RTN, who holds degrees in artificial intelligence and mathematical psychology, who will serve as President and lead the systems development team;

      Michael Boulter, director and developer of one of QAT’s trading systems, who will serve as COO.

About QAT’s trading systems

QAT’s software uses a linked series of computer programs to analyze securities market data in real time.

Buy or sell orders over electronic securities exchanges are directly executed while monitoring the status of every trade within a given portfolio throughout the trading day.

The QAT systems seek to generate trading profits by robotically anticipating changes in market sentiment. The system, which can be applied to any type of security that trades electronically, identifies and exploits discrepancies in the distribution of prices within a specified timeframe.

Data collection, buy or sell decisions and order execution are initiated by the system, which may enter a specific trade from the long or short side and close out the position with the opposite trade (short or long) at any time during the trading day.

“The beauty of what QAT has developed is that it can be applied to anything that trades electronically –

not just futures,” says Dr. Bogdan. “It’s a systematic algorithmic trading platform that picks up behavioral signals and provides input and then acts upon it.”

“Most computer trading systems are driven by trend-following and pattern recognition methodologies –

QAT’s system is neither of those,” said Mr. McGovern. He also noted that it is clear that these types of trading products and systems have the potential to enhance portfolio returns and diversification through low correlations to traditional investments.

About QAT

For more than a decade, QAT has been researching, developing and maintaining proprietary algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioral science patterns, the company’s proprietary systems use a linked series of computer programs to analyze securities market data in real-time and directly execute buy or sell orders over the electronic securities exchanges while monitoring the status of every trade within a given portfolio without human intervention. The company trades on the CNSX exchange under the current symbol RTN.

For further information:

M. Corey Goldman

Fleishman-Hillard

1-416-214-0701

corey.goldman@fleishman.ca

Jim McGovern

QAT / Arrow Hedge Partners

1-416-323-0477

jim@qatinc.com

Except for historic information, the matters discussed in this document contain certain forward-looking statements. These statements involve known and unknown risks, delays, uncertainties and other factors not under the Corporation's control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.